Mail Stop 0407

      January 27, 2005

Patrick Deparini
President
Nascent Wine Company, Inc.
5440 West Sahara Avenue, Suite 202
Las Vegas, Nevada  89146

	RE:	Nascent Wine Company, Inc.
		Amendment No. 1 to Form SB-2
		Filed January 14, 2005
		333-120949

Dear Mr. Deparini:

      We have reviewed your filings and have the following additional comments. Amend your Form SB-2 in response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Amendment No. 1 to Form SB-2

Prospectus Cover Page

1. Please revise the second sentence in the first paragraph to also state that Mr. Deparini is your sole employee. Please see prior comment 2 and revise throughout your prospectus.

2. Please delete the third sentence of the first paragraph. This information is not required by Item 501 of Regulation S-B.

Summary Information and Risk Factors, page 4

	The Company, page 4

3. Please relocate the disclosure you have added in response to prior comment 5 following the first paragraph. In addition, please indicate that your sole officer, director and employee works part-time and please disclose when you expect to begin generating revenues.

The Offering, page 4

4. We note your response to our prior comment 7. Advise why additional proceeds received after the minimum offering is achieved will be deposited into the escrow account rather than deposited directly in the company`s account.

Risk Factors, page 6

	Our sole officer and director works for us on a part-time
basis
.. . ., page 6

5. Revise this caption to clearly convey the risk you describe in this risk factor. In this regard, in addition to stating that Mr. Deparini will be working on a part-time basis, please also indicate in the caption that Mr. Deparini has no public company experience and no experience in the wine brokering business. Please also clearly state in the caption the particular risk that results from the uncertainty. Revise the first sentence of the risk factor to make clear that your "operations depend on the efforts..." (since Mr. Deparini is the sole employee, director, officer and shareholder of the company it is not accurate to say that your "operations depend substantially on the efforts...").

6. Please see prior comment 8 and move the last risk factor on page 9 regarding potential conflicts of interest as a result of Mr.
Deparini`s control over the company.

Current and proposed government regulation . . ., page 7

7. We note the disclosure you have added in response to prior comment
11.  In particular, we note your disclosure that "[t]he United
States
Bureau of Alcohol Tobacco and Fire Arms and the various state liquor authorities regulate such matters as licensing requirements, trade and pricing practices . . ." Because you intend to focus your business in the State of Nevada, please briefly disclose any material regulations in the State of Nevada. In this regard, we note the disclosure you have added in your government regulation section regarding various regulations in the State of Nevada. In particular, we note that you must obtain an import and wholesale liquor license.
Please consider whether the possibility that you will not be able to obtain these licenses is a material risk to your proposed business.

You may not be able to sell your shares in our company . . ., page
10

8. We note your disclosure that your "common stock is currently held amongst a small community of shareholders." Please revise this disclosure to state that Mr. Deparini currently holds 100% of your common stock. Please also note that issuers do not list their securities on the OTC Bulletin Board. Revise the disclosure to make clear that only market makers may apply with the NASD to have a company`s securities accepted for trading on the OTC Bulletin Board.
Disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of your quotation on the OTC Bulletin Board. Confirm that the company has identified broker dealers who have expressed an interest in becoming market makers in the company`s securities.

Use of Proceeds, page 11

9. We note your response to our prior comment 10 and are unable to agree. All expenses incurred in connection with this offering must be reflected as offering expenses. The audit of the company`s financial statements included in the prospectus and legal fees incurred in connection with the preparation of this prospectus are expenses of the offering and must be reflected as such. Please revise.

Effect of Existing or Probable Government Regulations, page 22

10. The disclosure you have added in response to prior comment 31 is vague. In your business section, you state that you intend to broker transactions by pairing retailers with suppliers and that once a transaction is pre-arranged, you will contact a wholesaler who will purchase the wine from the supplier, take possession of the product and deliver the wine to the retailer. Clearly disclose your proposed business model of operating as a broker and address how your business model will be impacted by the rules relating to suppliers, importers, distributors and retailers that you cite. For example, even though a wholesaler will purchase the product in the transactions you intend to arrange, are you still required to obtain an import and wholesale license?

Management`s Discussion and Plan of Operation, page 23

	Plan of Operation, page 23

11. We reissue prior comment 33. Please identify the fixed assets.


Holders, page 27

12. Please delete the word "approximately" in the first sentence as the company must know how many shares are outstanding.

Exhibit 5 - Opinion of Wendy E. Miller, Esq.

13. We note the statement that counsel has "relied upon representations by the officers of the Company with respect to certain factual matters bearing on the opinion expressed herein." Please tell us what these "factual matters" are and whether they can be independently verified. Also, please revise to refer to the "sole officer" rather than the "officers" of the Company.


*    *    *    *

      As noted, please amend your Form SB-2 in response to our comments. You may wish to provide us with marked copies of the
amendments to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497 or Terry French, Accountant Branch Chief, at (202) 942-
1998
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 942-7914, or me at (202) 942-1990 with any other
questions.



      Sincerely,


							Larry Spirgel
							Assistant Director


cc: 	Wendy E. Miller, Esq.
	(702) 242-6617 (fax)

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Patrick Deparini
Nascent Wine Company, Inc.
January 27, 2005
Page 1